IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD EXPANDS GOLD POTENTIAL ON THE MONSTER LAKE PROJECT, QUEBEC

Toronto, Ontario, May 11, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update on the ongoing exploration program at its Monster Lake joint venture project located 50 kilometres southwest of Chibougamau, Quebec, Canada. The company is reporting assay results from the first eleven drill holes, totaling just over 5,100 metres, from a total of 24 diamond drill holes, totaling 10,657 metres, completed this past winter.

The assay results are provided in Table 1 below and include the following highlights:
(A drill hole plan map and longitudinal sections are attached to this news release.)

Monster Lake Shear Zone, Megane Zone and Annie Shear Zone:

- **Drill hole ML17-190: 4.4 metres grading 5.21 g/t gold**
  - Includes: 1.3 metres grading 15.99 g/t gold

  and 1.9 metres grading 9.82 g/t gold
  - Includes: 0.6 metres grading 25.10 g/t gold

  and 0.6 metres grading 36.90 g/t gold

- **Drill hole ML17-194: 3.1 metres grading 121.67 g/t gold,**
  - Includes: 1.1 metres grading 316.89 g/t gold

Lower Shear Zone:

- **Drill hole ML-17-191: 1.8 metres grading 85.27 g/t gold.**

The 2017 winter drilling program was designed to target high potential areas along the 3-kilometre trend of the Monster Lake Structural Corridor ("MLSC") and associated shear zones to improve confidence and expand known zones of mineralization, including the recently discovered second zone located 200 to 400 metres to the north of the Megane Zone, as well as mineralization in a parallel lower shear zone. Structural patterns suggest the potential for additional mineralized shoots along this major corridor.

The results from hole ML17-190 drilled in the new zone to the north of the Megane Zone confirm previous results in hole ML15-147 that intersected multiple mineralized shears and may indicate an extension of the zone. Two areas of mineralization were also intersected in the Lower Monster Lake Shear Zone in drill holes ML17-184 and 191 which will require further testing. Infill drilling in the Megane Zone positively demonstrated continuity of the very high grade nature of this lens where tested. Further results from this drilling program are pending and will be assessed when they are received, validated and compiled.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "Assays from this winter drilling program continue to return encouraging results, including those from a new zone along the main hosting structure, as well as from a lower parallel shear zone. The potential for the discovery of additional mineralized shoots is considered favourable."

Next Steps

Once the remaining assay results are in hand, they will be assessed and may lead to an estimation of an initial mineral resource by yearend. Further drilling will be required to evaluate the potential of the new mineralized areas, the timing of which will be dependent on ground conditions to allow the access of drilling equipment.

About the Monster Lake Project

The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and exploration by TomaGold Corporation ("TomaGold') have identified a four-kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the Megane Zone.

IAMGOLD holds a 50% interest in the Monster Lake project. Pursuant to an earn-in option agreement with TomaGold amended on October 30, 2015, IAMGOLD holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven-year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. IAMGOLD has completed its first year commitment under the terms of the amended option earn in agreement.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to ALS Minerals Laboratory located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1000 gram split is pulverized to 95% passing -150 mesh. ALS Minerals processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

<u>**Forward Looking Statement**</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number

of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.

Table 1

Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (2)	Au (1)	NOTE
												Monster Lake Project Drilling Final Results - 2017 Winter Drilling Program
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
ML-17-184	5488649	520146	371	288	-60	408	319,40	322,25	2,85	2,18	3,20	Lower Shear Zone
ML-17-186	5488702	520396	372	295	-53	684	409,05	409,54	0,49	0,42	3,71	Main Shear Zone
							423,80	425,30	1,50	1,30	4,66	
							579,00	581,50	2,50	2,17	0,93	Lower Shear Zone
ML-17-187	5488011	520001	372	289	-50	429	No significant results					
ML-17-188	5488058	520002	369	289	-50	399	253,50	254,00	0,50	0,43	1,76	Main Shear Zone
							256,10	256,70	0,60	0,32	1,56	
ML-17-189	5488928	520307	373	315	-55	336	264,20	265,10	0,90	0,87	3,08	Annie Shear Zone
ML-17-190	5489005	520343	373	315	-55	348	253,60	258,30	4,70	3,32	2,92	Main Shear Zone
Including (3)							253,60	254,50	0,90	0,64	7,25	
							283,30	291,00	7,70	4,42	5,21	
Including (3)							283,80	286,00	2,20	1,26	15,99	
							308,60	311,60	3,00	1,93	9,82	
Including (3)							309,60	310,60	1,00	0,64	25,10	
							344,10	345,00	0,90	0,64	36,90	
ML-17-191	5488111	520137	370	290	-55	552	383,80	386,20	2,40	2,32	0,72	Main Shear Zone
							509,90	512,45	2,55	1,80	85,27	Lower Shear Zone
ML-17-192	5488777	520278	373	300	-60	493,5	271,00	273,00	2,00	1,29	1,83	Main Shear Zone
							274,60	277,60	3,00	1,93	0,98	
ML-17-193	5488784	520331	372	305	-60	603,8	379,90	380,50	0,60	0,46	1,29	Main Shear Zone
							575,90	577,00	1,10	0,84	1,47	Lower Shear Zone
ML-17-194	5488306	520134	371	293	-58	381	333,50	334,60	1,10	0,71	3,45	Main Shear Zone
							339,00	343,85	4,85	3,12	121,67	
Including (3)							340,40	342,10	1,70	1,09	316,89	
ML-17-196	5488813	520417	372	300	-55	468	387,50	388,50	1,00	0,71	2,37	Main Shear Zone
							417,80	418,70	0,90	0,64	1,14	

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off.
2. True widths of intersections are approximately 75-90% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

DRILL HOLE PLAN MAP – MONSTER LAKE PROJECT





MONSTER LAKE STRUCTURAL CORRIDOR - *Longitudinal Sections*



Vertical Longitudinal Sections Looking NW